Exhibit 4.2

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

General

We are a company incorporated in the Cayman Islands as an exempted company and our affairs are governed by the MAA, the Cayman Islands Companies Act and the common law of the Cayman Islands. Pursuant to the MAA, our authorized share capital consists of 300,000,000 Zura Class A Ordinary Shares of a par value of $0.0001 each, no Zura Class B Ordinary Shares, and 1,000,000 Zura preference shares of a par value of $0.0001 each. The following description summarizes certain terms of our shares as set out more particularly in the MAA.

Ordinary shares

As of March 26, 2024, we have 43,593,678 Class A Ordinary Shares outstanding. Our shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders.

The members of our Board of Directors serve until the next annual general meeting. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares eligible to vote for the appointment of directors and voting at the applicable meeting can appoint all of the directors. Subject to the rights of any holders of preference shares to appoint directors, the number of directors that shall constitute the Zura Board shall be as determined from time to time exclusively by the Zura Board.

Directors may only be removed for cause by a majority of the other directors then in office or by the affirmative vote of at least two-thirds (662∕3%) of the voting power of all then-outstanding ordinary shares of Zura entitled to vote thereon, voting together as a single class.

Our shareholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the ordinary shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

●the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member and the voting rights of the shares of each member;
●whether voting rights are attached to the share in issue;
●the date on which the name of any person was entered on the register as a member; and
●the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

Founder Shares

Founder Shares were outstanding Class B Ordinary Shares that automatically converted into Zura Class A Ordinary Shares at the business combination’s closing on a one-for-one basis, subject to adjustment. The founder shares are henceforth identical to the other Zura Class A Ordinary Shares, and holders of Founder

Shares have the same shareholder rights as public shareholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below and (ii) the founder shares are entitled to registration rights.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to permitted transferees, each of whom will be subject to the same transfer restrictions) until the earlier of (A) six months after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the reported closing price of our Zura Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination or (y) the date, following the completion of the Business Combination, on which we complete a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Preference shares

Our MAA provide that preference shares may be issued from time to time in one or more series. Our board of directors are authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors are able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of the ordinary shares and could have anti-takeover effects. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preference shares outstanding at the date hereof, and do not expect to have any preference shares outstanding immediately following consummation of the Business Combination. Although we do not currently intend to issue any preference shares, we cannot assure you that we will not do so in the future. No preference shares were issued or registered in connection with our initial Business Combination.

Redeemable Warrants

Public Shareholders’ Warrants

Each whole warrant entitles the registered holder to purchase one Zura Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of 12 months from the closing of our IPO and 30 days after the completion of the Business Combination. Pursuant to the warrant agreement, a warrantholder may exercise its warrants only for a whole number of Zura Class A Ordinary Shares. This means only a whole warrant may be exercised at a given time by a warrantholder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any Zura Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Zura Class A Ordinary Shares underlying the warrants is then effective and a current prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable, and we will not be obligated to issue Zura Class A Ordinary Shares upon exercise of a warrant unless Zura Class A Ordinary Shares issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant, if not cash settled, will have paid the full purchase price for the unit solely for the share of Zura Class A Ordinary Shares underlying such unit.

We have agreed that as soon as practicable, we will use our best efforts to file with the SEC a registration statement registering the issuance of the Zura Class A Ordinary Shares issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those Zura Class A Ordinary Shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the Zura Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our Business Combination or within a specified period following the consummation of our Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” pursuant to the exemption provided by Section 3(a)(9) of the Securities Act; provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, we may call the warrants for redemption:

●in whole and not in part;
●at a price of $0.01 per warrant;
●upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrantholder; and
●if, and only if, the reported closing price of the Zura Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such ordinary shares under the blue sky laws of the state of residence in those states in which the warrants were initially offered by us in the IPO.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Zura Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like), as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a cashless basis. In determining whether to require all holders to exercise their warrants on a cashless basis, our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Zura Class A Ordinary Shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Zura Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Zura Class A Ordinary Shares underlying the warrants multiplied by and the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported closing price of the Zura Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Zura Class A Ordinary Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our Business Combination. If we call our warrants for redemption and our management does not take advantage of this option, our sponsor and its permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of the Zura Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Zura Class A Ordinary Shares is increased by a share dividend payable in Zura Class A Ordinary Shares, or by a sub-division-up of Zura Class A Ordinary Shares or other similar event, then, on the effective date of such share dividend, sub-division-up or similar event, the number of Zura Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Zura Class A Ordinary Shares. A rights offering to holders of Zura Class A Ordinary Shares entitling holders to purchase Zura Class A Ordinary Shares at a price less than the fair market value will be deemed a share dividend of a number of Zura Class A Ordinary Shares equal to the product of (i) the number of Zura Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Zura Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per share of Zura Class A Ordinary Shares paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Zura Class A Ordinary Shares, in determining the price payable for Zura Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Zura Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Zura Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Zura Class A Ordinary Shares on account of such Zura Class A Ordinary Shares (or other of our shares into which the warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Zura Class A Ordinary Shares in respect of such event.

If the number of outstanding shares of our Zura Class A Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of Zura Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Zura Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Zura Class A Ordinary Shares.

Whenever the number of Zura Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Zura Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Zura Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Zura Class A Ordinary Shares (other than those described above or that solely affects the par value of such Zura Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Zura Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Zura Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of share or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Zura Class A Ordinary Shares in such a transaction is payable in the form of Zura Class A Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written resolution of the holders of at least a majority of the then outstanding public warrants and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Zura Class A Ordinary Shares or any voting rights until they exercise their warrants and receive Zura Class A Ordinary Shares. After the issuance of Zura Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Zura Class A Ordinary Shares to be issued to the warrantholder. As a result, warrantholders not purchasing an even number of warrants must sell any odd number of warrants in order to obtain full value from the fractional interests that will not be issued.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Placement Warrants

Except as described below, the private placement warrants have terms and provisions that are identical to those of the public shareholders’ warrants, including as to exercise price, exercisability and exercise period. If the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the warrants included in the units sold in the IPO.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their warrants for that number of Zura Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Zura Class A Ordinary Shares underlying the warrants multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” means the average reported closing price of the Zura Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following an Business Combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could exercise their warrants and sell the Zura Class A Ordinary Shares issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Pre-Funded Warrants

On April 26, 2023, the Company entered into certain subscription agreements with certain individual and institutional accredited investors in connection with the sale by the Company of Class A ordinary shares, par value $0.0001 per share and Pre-Funded Warrants. Pursuant to the terms of the Subscription Agreements, each Pre-Funded Warrant was sold at a price of $4.249 per Pre-Funded Warrant. Each Pre-Funded Warrant has an exercise price of $0.001 per Class A Ordinary Share and is exercisable for one Company’s Class A Ordinary Share at any time or times on or after April 26, 2023 until exercised in full. The Pre-Funded Warrants and the Class A ordinary shares issuable upon exercise of the Pre-Funded Warrants rely on the exemptions from registration provided by Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder, for transactions not involving a public offering.

Dividends

We have not paid any cash dividends on our ordinary shares to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions. The payment of any dividends will be within the discretion of the Zura Board. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends in the foreseeable future.

Our Transfer Agent and Warrant Agent

The transfer agent for our ordinary shares and the warrant agent for our warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Listing of Our Securities

Our Class A Ordinary Shares and Warrants are listed on Nasdaq under the symbols “ZURA” and “ZURAW,” respectively.

Extraordinary General Meeting of Shareholders

Our MAA provide that the directors, the chief executive officer or the chairman of the board of directors may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition not less than 10% in par value of the issued shares which as at that date carry the right to vote at general meetings of the Company.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our MAA provide that shareholders seeking to bring business before our annual general meeting, or to nominate candidates for election as directors at our annual general meeting, must provide timely notice of their intent in writing. To be timely, a shareholder’s notice will need to be delivered to our principal executive offices not less than 120 calendar days before the date of the proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if we did not hold an annual general meeting in the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline shall be set by our board of directors with such deadline being a reasonable time before we begin to print and send the related proxy materials. Our MAA also specify certain requirements as to the form and content of a shareholders’ meeting. These provisions may preclude our shareholders from bringing matters before our annual general meeting or from making nominations for directors at our annual general meeting.

Authorized but Unissued Shares

Our authorized but unissued Zura Class A Ordinary Shares and preference shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Zura Class A Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.